

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Mr. Thomas L. Brown
Vice President, Chief Financial Officer and Treasurer
RLI Corp.
9025 North Lindbergh Drive
Peoria, Illinois 61615

> **Re:** **RLI Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-09463**

Dear Mr. Brown:

We have reviewed your January 9, 2013 response to our December 18, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13
Notes to Consolidated Financial Statements
9. Statutory Information and Dividend Restrictions, page 59

1. Please refer to prior comment one (denoted as comment 3 in your response). As originally requested, please provide us proposed disclosure to be included in future periodic filings that quantifies the amount of your consolidated retained earnings that is restricted or free of restriction for payment of dividends to RLI Corp's stockholders. Refer to Rule 4-08(e) (1) of Regulation S-X.

2. Your response to our prior comment one, denoted as comments 1, 3 and 4 in your response, only appears to address your principal insurance subsidiary. Item 1 of Business and Note 1a of your financial statements list several insurance subsidiaries, at least one of which appears to be writing new business. Please confirm that your disclosures relating to

the principal insurance subsidiary encompass the disclosures relating to your other subsidiaries.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant